SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549-1004

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)*


                                NSS Bancorp, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                                     62938H109
                                 (CUSIP Number)

                   Richard F. Ober, Jr., Esq., Summit Bancorp.
                       301 Carnegie Center, P.O. Box 2066,
                     Princeton, NJ 08543-2066 (609) 987-3430
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP No.   62938H109

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1) Name of Reporting Person's S.S. or I.R.S. Identification Nos. of Above Person

                                    Summit Bancorp.
                                    IRS Identification No. 22-1903313

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2) Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [  ]
         (b)      [  ]
                                       N/A
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3)       SEC Use Only

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4)       Source of Funds (See Instructions)
                                       N/A
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5)       Check if Disclosure of Legal  Proceedings is Required Pursuant to Items
         2(d) or 2(e) [ ]
                                       N/A
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6)       Citizenship or Place of Organization
                                   New Jersey
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Number of                          (7)      Sole Voting Power
Shares Bene-                                        600,129 *
ficially Owned                     (8)      Shared Voting Power
by Each                                                   -0-
Reporting Per-                     (9)      Sole Dispositive Power
son With                                             600,129 *
                                   (10)     Shared Dispositive Power
                                                          -0-
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11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                          600,129 *

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [   ]

                                            N/A

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13)      Percent of Class Represented by Amount in Row (11)

                                            20.9% *

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14)      Type of Reporting Person (See Instructions)

                                            CO

* Includes 494,629 shares which may be acquired upon the exercise of an option currently not exercisable within 60 days, as to which beneficial ownership is disclaimed.

Item 1. Security and Issuer.

     This Statement relates to the Common Stock, par value $.01 per share, of NSS Bancorp, Inc. ("NSS" or "Issuer").

     The principal executive offices of Issuer are located at 48 Wall Street, Norwalk, Connecticut 06852

Item 2. Identity and Background.

     Summit  Bancorp.   ("Summit"),  the  reporting  person,  is  a  corporation
organized under the laws of the State of New Jersey in 1970 and is registered as a bank holding company under the federal Bank Holding Company Act of 1956.

     The principal business of the reporting person is the ownership of commercial bank and non-bank, financial service subsidiaries.

     The address of the principal office of Summit Bancorp. is 301 Carnegie Center, P.O. Box 2066, Princeton, New Jersey 08543-2066.

     The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director and executive officer follow:

                                            Position with Summit and
Name and Residence (R)                      Principal Occupation if
Or Business Address (B)                     Different from Summit
Mr. S. Rodgers Benjamin (B)                 Director of Summit. Chairman (since 1992) and Chief
Chairman                                    Executive Officer (since 1962) of Flemington Fur Company
Flemington Fur Company                      (retailer).
8 Spring Street
Flemington, NJ 08822

Mr. Robert L. Boyle (R)                     Director of Summit. Representative (since 1987) with the
7 Orchard Lane                              William H. Hintelmann Firm (realty and insurance).
Rumson, NJ  07760

Mr. James C. Brady, Jr. (B)                 Director of Summit. Managing General Partner (since 1987)
Partner                                     of Mill House Associates, L.P. (real estate and securities
Mill House Associates, L.P.                 investment).
Hamilton Farms - Pottersville Rd.
Gladstone, NJ 07934

Mr. T.J. Dermot Dunphy (B)                  Director of Summit.  Chairman (since 1996), Director and Chief
President & CEO                             Executive Officer (since 1971) of Sealed Air Corporation
Sealed Air Corporation                      (protective packaging products and systems).
Park 80 Plaza East
Saddle Brook, NJ  07662

                                      - 3 -

                                            Position with Summit and
Name and Residence (R)                      Principal Occupation if
Or Business Address (B)                     Different from Summit

Ms. Anne Evans Estabrook (B)                Director of Summit.   Sole proprietor (since 1984) of Elberon
Elberon Development Co.                     Development Co. (real estate) and President (since 1983)
235 Birchwood Avenue                        of David O. Evans, Inc. (real estate).  Chairman and Director
Cranford, NJ 07016                          of E'town Corporation (parent company of regulated water
                                            utility and real estate company).

Mrs. Elinor J. Ferdon (R)                   Director of Summit.   Volunteer professional. Director (since
Litchfield Way                              1974) and National President (since 1996) of the Girl Scouts
P.O. Box 255                                of U.S.A.
Alpine, NJ 07620-0255

Mr. Thomas H. Hamilton (B)                  Director of Summit.  Formerly Chairman and Chief Executive
218 Philadelphia Ave.                       Officer (1989-1997) and President (1989-1993; 1995-1997)
Egg Harbor, NJ 08215                        of Collective Bancorp.  Formerly Chairman and Chief Executive
                                            Officer  (1962-1998), President (1962-1989;  1994-1998) and
                                            Director (1960-1998) of Collective Bank.

Mr. Fred G. Harvey (R)                      Director of Summit.   Director and Vice President (since 1983)
1903 Saucon Lane                            of E & E Corporation (engineering consulting services).
Bethlehem, PA 18015

Mr. Francis J. Mertz (R)                    Director of Summit.  Trustee (since 1991) and President (since
167 Stanie Brae Drive                       1990) of Fairleigh Dickinson University.
Watchung, NJ 07060

Mr. George L. Miles, Jr. (B)                Director  of Summit.   President and Chief Executive Officer
President and CEO                           (Since 1994) of WQED Pittsburgh, Inc.(television and radio
WQED Pittsburgh                             broadcasting and magazine publishing).
4802 Fifth Avenue
Pittsburgh, PA 15213

Mr. William R. Miller (R)                   Director of Summit.  Formerly Senior Vice President,
1812 Franklin Blvd.                         Manufacturing (1975-1991) of Lenox China, Inc..  Formerly
Linwood, NJ 08221                           Director (1989-1997) of Collective Bancorp and Collective
                                            Bank (1985-1998).

Mr. Raymond Silverstein (B)                 Director of Summit.   Consultant (since 1989) and former
Alloy, Silverstein, Shapiro,                Principal (1949-1989) of Alloy, Silverstein, Shapiro, Adams,
Adams, Mulford & Co.                        Mulford & Co., P.C. (certified public accountants).
900 Kings Highway
Cherry Hill, NJ 08034

                                      - 4 -

                                            Position with Summit and
Name and Residence (R)                      Principal Occupation if
Or Business Address (B)                     Different from Summit

Mr. Orin R. Smith (B)                       Director of Summit.  Chairman (since 1995), Director
Chairman & CEO                              (since 1981) and Chief Executive Officer (since 1984) of
Engelhard Corporation                       Engelhard Corporation (specialty chemical products, engineered
101 Wood Avenue                             materials and industrial commodities management).
Iselin, NJ 08830

Mr. Joseph M. Tabak (R)                     Director of Summit.   President and Chief Executive Officer
30 South Adelaide Avenue                    (since 1991) of JPC Enterprises, Inc. (distributor of paper and
Penthouse F                                 plastic disposable products).
Highland Park, NJ 08904

Mr. Douglas G. Watson (B)                   Director of Summit.  President and Chief Executive Officer
President & CEO                             (since February 1, 1997) of Novartis Corporation (healthcare,
Novartis Corporation                        agribusiness and nutrition products).
564 Morris Ave.
Summit, NJ 07901

Mr. T. Joseph Semrod (B)                    Director, Chairman of the Board and Chief Executive Officer
Summit Bancorp.                             of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Robert G. Cox (B)                       Director and President of Summit.
Summit Bancorp
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John G. Collins (B)                     Director and Vice Chairman of the Board of Summit.
Summit Bancorp.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John R. Howell  (B)                     Director and Vice Chairman of the Board of Summit.
Chairman & CEO
First Valley Corporation
One Bethlehem Plaza
Bethlehem, PA 18018

                                      - 5 -

                                            Position with Summit and
Name and Residence (R)                      Principal Occupation if
Or Business Address (B)                     Different from Summit

Mr. John R. Haggerty (B)                    Senior EVP (Executive Vice President),
301 Carnegie Center                         Chief Financial Officer of Summit.
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Sabry J. Mackoul (B)                    Senior EVP, Commercial Lending of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. William J. Wolverton (B)                Senior EVP, Retail Banking of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Larry L. Betsinger (B)                  EVP, Operations and Technology of Summit.
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104

Mr. Alfred M. D'Augusta (B)                 EVP, Human Resources of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John R. Feeney (B)                      EVP, Corporate Planning of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. William J. Healy (B)                    EVP, Comptroller of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Ms. Virginia Ibarra (B)                     EVP, Diversity of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Ms. Dorinda Jenkins-Glover (B)              EVP, Marketing of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Joseph A. Micali, Jr. (B)                   EVP, Bank Operations Support of Summit
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104

Mr. Richard F. Ober, Jr. (B)                EVP, General Counsel and Secretary of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Dennis Porterfield (B)                  EVP, Bank Investments of Summit.
214 Main Street
Hackensack, NJ 07602

                                      - 6 -

                                            Position with Summit and
Name and Residence (R)                      Principal Occupation if
Or Business Address (B)                     Different from Summit

Mr. Alan N. Posencheg (B)                   EVP, Corporate Operations of Summit.
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104

Mr. George J. Soltys, Jr. (B)               EVP, Corporate Planning of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Edmund C. Weiss, Jr. (B)                EVP, General Auditor of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

     Neither Summit nor, to the best of its knowledge, any of its directors and executive officers has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the above natural persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     On June 18, 1998, Summit and Issuer, a corporation organized under the laws of the State of Connecticut and bank holding company registered under the federal Bank Holding Company Act, entered into a Stock Option Agreement (the "NSS Option Agreement") pursuant to which, in consideration of the covenants and agreements of Summit contained therein and in the Reorganization Agreement (defined below), and as an inducement to Summit to enter into the Reorganization Agreement, Issuer granted to Summit an option to purchase, under certain circumstances, up to an aggregate of 494,629 shares of the Common Stock of Issuer at the per share price of $45.00 (the "NSS Option").

     Summit is not now able to identify the source of funds which would be used if it were to exercise the NSS Option in whole or in part. In the event the need to exercise the NSS Option arises, Summit will determine at that time the appropriate source of the funds, up to approximately $22,258,305 needed to exercise the NSS Option.

Item 4. Purpose of the Transaction.

     On June 17, 1998, Summit and Issuer entered into a Reorganization Agreement (the "Reorganization Agreement") providing for, among other things, (i) alternatively, the merger of Issuer into Summit, the merger of Issuer into a wholly owned subsidiary of Summit or the merger of a wholly owned subsidiary of Summit into Issuer, or an exchange of shares of Summit for shares of the Issuer (any of the foregoing constituting the "Reorganization") and (ii) the exchange of each outstanding share of the Common Stock of Issuer ("Issuer Common") for
1.232 shares of the Common Stock of Summit ("Summit Common"), with cash being paid in lieu of issuing fractional shares of Summit Common; all upon the satisfaction of the terms and conditions set forth in the Reorganization Agreement, including the receipt of approval from the shareholders of Issuer, the Board of Governors of the Federal Reserve System and the Connecticut Department of Banking. NSS has the right to terminate the Reorganization Agreement if the average price of Summit Common during the trading period set forth in the Reorganization Agreement and a quotient with respect thereto are less than certain thresholds set forth in the Reorganization Agreement.

     On June 18, 1998, in connection with and in consideration of the execution of the Reorganization Agreement, Issuer granted to Summit the NSS Option, an option to purchase, under certain circumstances, up to 494,629 shares of Issuer Common at a per share exercise price equal to $45.00. The exercise price of the NSS Option was arrived at by mutual agreement of the parties.

     Summit and Issuer, in accordance with the terms of the Reorganization Agreement, plan to reorganize Issuer with and into Summit upon the satisfaction of all conditions set forth in the Reorganization Agreement. The NSS Option was acquired by Summit and granted by Issuer for the purpose of decreasing the likelihood that third parties would initiate actions, including the acquisition of significant amounts of the Common Stock of Issuer, having the effect of interfering with the contractual relationship established by the Reorganization Agreement or hindering the consummation of the Reorganization contemplated by the parties and of assisting Issuer, if necessary, in obtaining the requisite shareholder approval of the Reorganization.

Item 5. Interest in Securities of the Issuer.

     (a) Prior to June 18, 1998, Summit was the beneficial owner of 105,500 shares of Issuer Common. On June 18, 1998, Summit acquired the right and option to acquire up to 494,629 shares of Issuer Common pursuant to the NSS Option. Summit disclaims beneficial ownership of the shares which could be acquired, under certain circumstances, pursuant to the NSS Option, inasmuch as such option is currently not exerciseable within 60 days.

     The 105,500 shares of Issuer Common held by Summit represent less than five percent of the issued and outstanding common stock of the Issuer and together with the 494,629 shares of Issuer Common Stock which could be acquired under the circumstances set forth in the NSS Option, as to which beneficial ownership is disclaimed, represent 20.9% of the issued and outstanding Common Stock of Issuer, treating the 494,629 shares of Common Stock of Issuer covered by the NSS Option as issued and outstanding for purposes of calculating the foregoing percentage.

     As of June 18, 1998 and during the period from June 18, 1998 to the date hereof, to the knowledge of Summit, no directors or executive officers of Summit beneficially owned any shares of Issuer Common.

     (b) Summit possesses sole power to vote and dispose of the 105,500 shares of Issuer Common acquired by Summit prior to June 18, 1998.

     Summit possesses the sole power to exercise the NSS Option until termination occurring in accordance with its terms. The NSS Option does not carry any voting rights. Upon exercise of the NSS Option in whole or in part, Summit would possess the sole power to vote and dispose of the shares of Issuer Common acquired thereby, subject to certain conditions and restrictions contained in the Stock Option Agreement.

     (c) During the 60 days preceding the execution of the NSS Option Agreement neither Summit nor, to the knowledge of Summit, any director or executive officer of Summit effected any transaction in the Common Stock of NSS

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          See response to Items 3 and 4 and The Reorganization Agreement and NSS Option Agreement constituting Exhibits 10(a) and 10(b), respectively, to this Schedule 13D. No others exist.

Item 7.               Material to be filed as Exhibits.

Exhibit No.           Description.

10(a) Reorganization Agreement, dated June 17, 1998 between Summit Bancorp. and NSS Bancorp, Inc., including Exhibits A through F.

    (b) NSS Bancorp, Inc. Stock Option Agreement, dated as of June 18, 1998, between Summit Bancorp. and NSS Bancorp, Inc.




                                   SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 29, 1998                       Summit Bancorp.


                                           By  \s\John R. Feeney
                                              John R. Feeney
                                              Executive Vice President

                                    EXHIBITS

Exhibit No.           Description.

10(a) Reorganization Agreement, dated June 17, 1998, between Summit Bancorp. and NSS Bancorp, Inc., including Exhibits A through F.

    (b) NSS Bancorp, Inc. Stock Option Agreement, dated as of June 18, 1998, between Summit Bancorp. and NSS Bancorp, Inc.



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